ABV Consulting, Inc.

306 Clairmont Road

Villanova, PA 19085

December 19, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Coy Garrison

Re:	ABV Consulting, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 2, 2014

File No. 333-198567

Dear Mr. Garrison:

ABV Consulting, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Exhibit 5.1

1.	We note that the legal opinion states that this registration statement relates to an offering of common stock made pursuant to Regulation D. Please have counsel revise this sentence to clarify that the registration statement relates to the resale of the Company’s stock that was previously sold pursuant to Regulation D.

Response:	We respectfully inform the Staff that we have included in this amendment the revised legal opinion to clarify that the registration statement relates to the resale of the Company’s stock that was previously sold pursuant to Regulation D.

We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (215) 432-5553.

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABV Consulting, Inc.

By: /s/ Andrew Gavrin

Andrew Gavrin

Chief Executive Officer